Exhibit 99.1

Gix Internet: Quantum X Labs Announces Cyber Quantum Encryption Breakthrough in Demonstration with IBM Quantum Processor, Heron r2

In its first run on a real quantum processor, Quantum X Labs’ Qatacomb scheme successfully recovered an encrypted image using a 156-qubit machine, while an adversary without the key gained no usable information in the demonstration, illustrating a privacy guarantee designed to hold regardless of an adversary’s computing power

TEL AVIV, Israel – November 3, 2026 – Gix Internet Ltd. (Nasdaq: GIXI; TASE: GIX) (“Gix” or the “Company”), a dual-listed technology company, today announced that Quantum X Labs Inc. (Nasdaq: QXL) (“Quantum X Labs” or “QXL”), in which Gix holds approximately 13% (2,818,585 shares), has reported the first demonstration of its Qatacomb quantum encryption scheme on commercial quantum hardware.

In a run on an IBM Quantum Heron r2 processor, programmed through IBM’s open-source Qiskit framework, the intended recipient reconstructed an encrypted image by reading through the machine’s own noise, while an adversary who did not hold the key gained no usable information about the message.

Quantum X Labs believes the significance lies in the kind of guarantee the scheme is designed to provide. Most encryption in use today rests on mathematical problems that are hard to solve with current computers, and a sufficiently capable quantum computer is widely expected to be able to break much of it. Qatacomb is instead designed so that its privacy follows from the structure of quantum states themselves: it is intended to be information-theoretic, meaning its security is not designed to depend on any assumption about how much computing power an adversary can bring to bear, now or in the future.

The demonstration moves Qatacomb from theory to testing on a real device. The intended recipient, holding the key, recovered the correct content for better than nine of every ten image elements and reconstructed the full image without error - despite the processor’s real noise. The adversary’s best possible measurement, evaluated exactly, returned no usable advantage.

About Gix Internet Ltd.

Gix Internet Ltd. is a technology company that is listed on the Nasdaq Capital Market under the symbol GIXI and on the Tel Aviv Stock Exchange under the symbol GIX. Its operating focus is deliverz.ai, a wholly-owned company that develops an AI-powered management and orchestration layer for robots, people and autonomous systems, commercially proven today in hospital logistics. The platform combines management software with autonomous mobile robots and human couriers to schedule and assign internal deliveries in real time - by location, priority and availability - from a central operations system. It is built for last-mile movement inside complex, high-traffic facilities such as hospitals, is in commercial use at Sheba Medical Center, and is being introduced to U.S. healthcare organizations. Gix’s broader strategy is to extend the same management architecture to additional autonomous systems and complex physical operating environments. Gix also holds a strategic minority stake in Quantum X Labs Inc., a separately listed company. For more information, visit https://www.gix-internet.com/.

About Quantum X Labs Inc.

Quantum X Labs Inc. and its subsidiaries are focused on quantum technology, digital advertising and computing and enterprise artificial intelligence (AI) solutions. Quantum X Labs Ltd. is focused on developing and promoting quantum algorithms for the transportation, drug discovery and security segments as well as developing quantum- based GPS replacement and quantum atom accuracy solutions. Gix Media develops a variety of technological software solutions, which perform automation, optimization and monetization of internet campaigns, for the purposes of acquiring and routing internet user traffic to its customers. Metagramm is a developer of grammatical error correction software and offers tools for writing and reviewing, grammar, spelling, punctuation and style features, as well as translation and multilingual dictionaries, using artificial intelligence and machine learning technology.

For more information about Quantum X Labs, visit https://quantumxlabs.xyz/

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Forward-looking statements contained in this press release include, but are not limited to, statements regarding Gix’s strategic and business plans, technology, relationships, objectives and expectations for its business, growth, the impact of trends on and interest in its business, intellectual property, products and its future results, operations and financial performance and condition and may be identified by the use of words such as “may,” “seek,” “will,” “consider,” “likely,” “assume,” “estimate,” “expect,” “anticipate,” “intend,” “believe,” “do not believe,” “aim,” “predict,” “plan,” “project,” “continue,” “potential,” “guidance,” “objective,” “outlook,” “trends,” “future,” “could,” “would,” “should,” “target,” “on track” or their negatives or variations, and similar terminology and words of similar import, generally involve future or forward-looking statements. For example, the Company is using forward-looking statements when it discusses the intended security and privacy characteristics of Qatacomb, including its intended information-theoretic security and its design not to depend on assumptions regarding an adversary’s computing power; the potential significance, capabilities, benefits and applications of Qatacomb and QXL’s quantum encryption technologies; and QXL’s continued development, testing and commercialization of Qatacomb and its other quantum technologies. There can be no assurance that any benefit realized by QXL will result in any corresponding benefit to the Company or the value of its investment in QXL. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s registration statement on Form 20-F (File No. 001-43362), as amended, as filed with the SEC on June 18, 2026, and in subsequent filings with the SEC. For a description of risks affecting QXL, reference is made to QXL’s filings with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Gix is not responsible for the content of third-party websites. IBM, IBM Quantum and the names of IBM quantum processors are trademarks of International Business Machines Corporation; IBM is not affiliated with, and has not endorsed, Gix, QXL or the results described in this press release.

Investor Relations Contact:

Michal Efraty

Investor Relations

michal@efraty.com